

January 26, 2021

Robert Zummo
Chairman and Chief Executive Officer
Zummo Flight Technologies Corporation
8311 East Via de Ventura, Suite 2082
Scottsdale, AZ 85258

      Re: Zummo Flight Technologies Corporation
           Amendment No 3 to Offering Statement on Form 1-A
           Filed January 19, 2021
           File No. 024-11347

Dear Mr. Zummo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 3 to Form 1-A filed January 19, 2021

General

1. We note your revisions to Section 4.08 of Exhibit 1A-4. If the provision applies to claims arising under the Securities Act, as implied by Section 4.08(b), please revise to state so directly. Also, as previously requested, revise the offering statement to describe this provision, whether it applies to claims arising under the Securities Act and Exchange Act, the risks the provisions create to investors, such as increased costs to bring lawsuits and that it may discourage or limit the ability to bring lawsuits, and any uncertainty about whether courts would enforce the provision.

You may contact Dale Welcome at (202) 551-3865 or John Cash, Accounting Branch

Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nicholas Antaki